UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Goldcorp Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

380956409
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	380956409

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sun Valley Gold LLC*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

427,290

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

427,290

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

427,290

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.05%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

*The Reporting Persons are filing this Schedule 13G under the Issuer because of the merger between Exeter Resource Corporation (“Exeter”) and the Issuer. As a result of the merger, the Reporting Persons ceased to be Reporting Persons with respect to Exeter.

CUSIP No.	380956409

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Palmedo Holdings LLLP*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

427,290

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

427,290

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

427,290

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.05%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*The Reporting Persons are filing this Schedule 13G under the Issuer because of the merger between Exeter Resource Corporation (“Exeter”) and the Issuer. As a result of the merger, the Reporting Persons ceased to be Reporting Persons with respect to Exeter.

CUSIP No.	380956409

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter F. Palmedo*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

427,290

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

427,290

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

427,290

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.05%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*The Reporting Persons are filing this Schedule 13G under the Issuer because of the merger between Exeter Resource Corporation (“Exeter”) and the Issuer. As a result of the merger, the Reporting Persons ceased to be Reporting Persons with respect to Exeter.

CUSIP No.	380956409

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sun Valley Gold Master Fund, Ltd.*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*The Reporting Persons are filing this Schedule 13G under the Issuer because of the merger between Exeter Resource Corporation (“Exeter”) and the Issuer. As a result of the merger, the Reporting Persons ceased to be Reporting Persons with respect to Exeter.

CUSIP No.	380956409

Item 1.	(a).	Name of Issuer:

Goldcorp Inc.

(b).	Address of issuer's principal executive offices:

Suite 3400 - 666 Burrard Street Vancouver, British Columbia, Canada V6C 2X8

Item 2.	(a).	Name of person filing:

Sun Valley Gold LLC Palmedo Holdings LLLP Peter F. Palmedo Sun Valley Gold Master Fund, Ltd.

(b).	Address or principal business office or, if none, residence:

620 Sun Valley Road P.O. Box 2759 Sun Valley, ID 83353

(c).	Citizenship:

Sun Valley Gold LLC – Delaware Palmedo Holdings LLLP – Nevada Peter F. Palmedo – United States of America Sun Valley Gold Master Fund, Ltd. – Cayman Islands

(d).	Title of class of securities:

Common shares

(e).	CUSIP No.:

380956409

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Sun Valley Gold LLC: 427,290 Palmedo Holdings LLLP: 427,290 Peter F. Palmedo: 427,290 Sun Valley Gold Master Fund, Ltd.: 0

(b)	Percent of class:

Sun Valley Gold LLC: 0.05% Palmedo Holdings LLLP: 0.05% Peter F. Palmedo: 0.05% Sun Valley Gold Master Fund, Ltd.: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Sun Valley Gold LLC: 0 Palmedo Holdings LLLP: 0 Peter F. Palmedo: 0 Sun Valley Gold Master Fund, Ltd.: 0

(ii)	Shared power to vote or to direct the vote

Sun Valley Gold LLC: 427,290 Palmedo Holdings LLLP: 427,290 Peter F. Palmedo: 427,290 Sun Valley Gold Master Fund, Ltd.: 0

(iii)	Sole power to dispose or to direct the disposition of

Sun Valley Gold LLC: 0 Palmedo Holdings LLLP: 0 Peter F. Palmedo: 0 Sun Valley Gold Master Fund, Ltd.: 0

(iv)	Shared power to dispose or to direct the disposition of

Sun Valley Gold LLC: 427,290 Palmedo Holdings LLLP: 427,290 Peter F. Palmedo: 427,290 Sun Valley Gold Master Fund, Ltd.: 0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

This final amendment reflects that each Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Shares of the issuer.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018
(Date)

Sun Valley Gold LLC*

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: Managing Member

Palmedo Holdings LLLP*

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: General Partner

/s/ Peter F. Palmedo*
Name: Peter F. Palmedo

Sun Valley Gold Master Fund, Ltd.

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: Director

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interests therein.

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 13, 2018 relating to the Common Shares of Goldcorp Inc. shall be filed on behalf of the undersigned.

Sun Valley Gold LLC

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: Managing Member

Palmedo Holdings LLLP

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: General Partner

/s/ Peter F. Palmedo
Name: Peter F. Palmedo

Sun Valley Gold Master Fund, Ltd.

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: Director

SK 00964 0008 7820765